EXHIBIT 23.1

Consent of Independent Auditors

To the Plan Administrator of

The PepsiCo 401(k) Plan for Salaried Employees:

We consent to the incorporation by reference in the registration statements on Forms S-8 (No. 333-89265 pertaining to the PepsiCo 401(k) Plan (currently known as The PepsiCo 401(k) Plan for Salaried Employees) and No. 333-76196 pertaining to The PepsiCo 401(k) Plan for Salaried Employees) of PepsiCo, Inc. of our report dated June 26, 2003 relating to the statements of net assets available for plan benefits of The PepsiCo 401(k) Plan for Salaried Employees as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report of The PepsiCo 401(k) Plan for Salaried Employees on Form 11-K.

New York, New York	/s/ KPMG LLP

June 27, 2003